                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               Capital Trust, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Duane R. Nelson, Esq.
                        Citigroup Alternative Investments
                        599 Lexington Avenue, 26th Floor
                               New York, NY 10022
                                 (212) 559-3726
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 1, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 27 Pages

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  The Travelers Insurance Company
                  ("TIC")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  OO

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Connecticut


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           1,402,500

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           1,402,500

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  1,402,500

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  7.1%

                                                              Page 3 of 27 Pages

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  OO

                                                              Page 4 of 27 Pages


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Citigroup Alternative Investments Limited Real Estate
                  Mezzanine Investments I, LLC (formerly known as Travelers
                  Limited Real Estate Mezzanine Investments I, LLC)
                  ("Limited REMI I")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  OO

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Delaware


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           0

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           0

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  0

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  0.0%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  OO

                                                              Page 5 of 27 Pages

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Citigroup Alternative Investments General Real Estate
                  Mezzanine Investments II, LLC (formerly known as Travelers
                  General Real Estate Mezzanine Investments II, LLC)
                  ("General REMI II")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  OO

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Delaware


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           4,278,467

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           4,278,467

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  4,278,467

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  18.9%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  OO

                                                              Page 6 of 27 Pages

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  TINDY RE Investments, Inc. ("TINDY")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Connecticut


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           0

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           0

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  0

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  0.0%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

                                                              Page 7 of 27 Pages

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  The Travelers Indemnity Company ("Indemnity")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Connecticut


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           0

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           0

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  0

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  0.0%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

                                                              Page 8 of 27 Pages

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Travelers Property Casualty Corp. ("TPC")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Delaware


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           0

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           0

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

         0

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  0.0%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

                                                              Page 9 of 27 Pages

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Citigroup Insurance Holding Corporation (formerly known as PFS Services, Inc.) ("CIHC")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Georgia


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           1,402,500*

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           1,402,500*

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  1,402,500*

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  7.1%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

*Represents warrants directly beneficially owned by TIC.

                                                             Page 10 of 27 Pages


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Associated Madison Companies, Inc. ("Associated Madison")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Delaware


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           1,402,500*

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           1,402,500*

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  1,402,500*

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  7.1%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

*Represents warrants directly beneficially owned by TIC.

                                                             Page 11 of 27 Pages


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Citigroup Alternative Investments GP, LLC ("CAI GP")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Delaware


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           2,847,500

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           2,847,500

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  2,847,500

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  13.5%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

                                                             Page 12 of 27 Pages


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Citigroup Alternative Investments, LLC ("CAI LLC")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Delaware


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           8,528,467*

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           8,528,467*

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  8,528,467*

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  31.8%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

*Represents warrants directly managed by CAI LLC on behalf of Citigroup.

                                                             Page 13 of 27 Pages

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Citigroup Investments Inc. ("CI Inc.")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Delaware


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           8,528,467*

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           8,528,467*

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  8,528,467*

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  31.8%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

*Represents warrants directly managed by CAI LLC.

                                                             Page 14 of 27 Pages

         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  -----------------------------------------------------------

                  Citigroup Inc. ("Citigroup")

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  -------------------------------------------------
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY
                  ------------


         4.       SOURCE OF FUNDS*
                  ----------------

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
                  -----------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  ------------------------------------

                  Delaware


        NUMBER OF SHARES
          BENEFICIALLY
            OWNED BY
         EACH REPORTING
             PERSON
              WITH                 7.      SOLE VOTING POWER

                                           0

                                   8.      SHARED VOTING POWER

                                           8,528,539*

                                   9.      SOLE DISPOSITIVE POWER

                                           0

                                   10.     SHARED DISPOSITIVE POWER

                                           8,528,539*

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  ------------------------------------------------------------

                  8,528,539*

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  --------------------------------------------------------------
                  SHARES*                                                                                      [ ]
                  -------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  --------------------------------------------------

                  31.8%

         14.      TYPE OF REPORTING PERSON*
                  -------------------------

                  CO

*Represents (i) 1,402,500 warrants directly beneficially owned by TIC; (ii) 4,278,467 warrants directly beneficially owned by General REMI II, (iii) 2,847,500 warrants directly beneficially owned by CAI GP and (iv) 72 shares directly beneficially owned by other subsidiaries of Citigroup.

                                                             Page 15 of 27 Pages

                                  SCHEDULE 13D

         Item 1.  Security and Issuer.

         This Amendment No. 2 to Schedule 13D filed on April 20, 2001, as amended by Amendment No. 1 filed on August 17, 2001, relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 410 Park Avenue, 14th Floor, New York, New York, 10022. Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently files information, including the information contained in this Amendment No. 2.

         Information given in response to each item of this Schedule 13D shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

         Item 2.  Identity and Background.

         The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

         (a) Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on
Schedule 13D on behalf of (i) The Travelers Insurance Company, LLC, a Connecticut corporation("TIC"), (ii) Citigroup Alternative Investments Limited Real Estate Mezzanine Investments I, LLC(formerly known as Travelers Limited Real Estate Mezzanine Investments I, LLC), a Delaware limited liability company ("Limited REMI I"), (iii) Citigroup Alternative Investments General Real Estate Mezzanine Investments II, LLC (formerly known as Travelers General Real Estate Mezzanine Investments II, LLC), a Delaware limited liability company ("General REMI II"), (iv) TINDY RE Investments, Inc., a Connecticut corporation ("TINDY"),
(v) The Travelers Indemnity Company, a Connecticut corporation ("Indemnity"),
(vi) The Travelers Property Casualty Corp., a Delaware corporation ("TPC"),
(vii) Citigroup Insurance Holding Corporation (formerly know as PFS Services, Inc.), a Georgia corporation ("CIHC"), (viii) Associated Madison Companies, a Delaware corporation ("Associated Madison"), (ix) Citigroup Alternative Investments GP, LLC, a Delaware limited liability company ("CAI GP"), (x) Citigroup Alternative Investments, LLC, a Delaware limited liability company ("CAI LLC"), (xi) Citigroup Investments Inc., a Delaware corporation ("CI Inc.") and (xii) Citigroup Inc., a Delaware corporation ("Citigroup") (each, a "Reporting Person" and collectively, the "Reporting Persons"). As of August 20, 2002, CAI LLC manages investments on behalf of Citigroup.

         Attached as Exhibits A, B, C and D respectively, is information concerning each executive officer and director of TIC, CAI GP, General REMI II and Citigroup. Such Exhbits are incorporated into and made a part of this
Schedule 13D.

                                                             Page 16 of 27 Pages

(b) The address of the principal place of business of each of TIC, Indemnity and TPC is One Tower Square, Hartford, Connecticut 06183. The address and principal place of business of Limited REMI I and General REMI II is c/o Citigroup Alternative Investments, 599 Lexington Avenue, 26th Floor, New York, New York 10022. The address and principal place of business of CIHC is 3120 Breckinridge Boulevard, Duluth, Georgia 30199. The address and principal place of business of each of TINDY, Associated Madison, CAI LLC, CI Inc., CAI GP and Citigroup is 399 Park Avenue, New York, New York 10043.

(c) TIC's principal business is life insurance. Limited REMI I's, General REMI II's and TINDY's principal business are as real estate investment vehicles. Indemnity's principal business is property and casualty insurance. CAI LLC is an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, principally engaged in investment management. CI Inc. is a holding company principally engaged, through its subsidiaries, in financial management and other related services. TPC is a holding company principally engaged, through its subsidiaries, in property and casualty insurance. CAI GP's principal business is holding company principally engaged, through its subsidiaries, in real estate investments. CIHC and Associated Madison are holding companies principally engaged, through their subsidiaries, in insurance and related financial services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d) During the last five years, none of the Reporting Persons, nor to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting persons, nor to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TIC, TINDY and Indemnity is a Connecticut corporation. Each of Limited REMI I, General REMI II, CAI GP and CAI LLC is a Delaware limited liability company. CIHC is a Georgia corporation. Each of TPC, Associated Madison, CI Inc. and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this
     Schedule 13D are citizens of the United States.

                                                             Page 17 of 27 Pages

         Item 3.  Source and Amount of Funds or Other Consideration.

         The response to Item 3 of Schedule 13D is hereby amended and supplemented as follows:

         Effective April 1, 2002, Limited REMI I distributed 33% of the Limited REMI I Warrants to TIC and 67% of the Limited REMI I Warrants to TINDY RE Investments, Inc. ("TINDY"), its sole members. TINDY thereafter transferred the Limited REMI I Warrants to CAI GP. Additionally, TINDY transferred its membership interest in General REMI II, 67%, to CAI GP. The remainder of General REMI II is held by TIC. All interests, direct and indirect, in the Common Stock reported in this Schedule 13D were acquired with the working capital of Limited REMI I, General REMI II and other subsidiaries of Citigroup.

         Item 5.  Interest in Securities of the Company.

         (a-b) The percentages calculated in this Item 5 are based upon 18,316,833 shares of Common Stock outstanding, as stated in the Company's report on Form 10-Q filed on August 14, 2002.

         TIC. As of September 30, 2002, TIC indirectly beneficially owns 1,402,500 shares, or 7.1%, of Common Stock through its direct beneficial ownership of warrants to purchase 1,402,500 shares of Common Stock at an exercise price of $5.00 per share.

         GENERAL REMI II. As of September 30, 2002, General REMI II directly beneficially owns 4,278,467 shares, or 18,9%, of Common Stock through its direct beneficial ownership of warrants to purchase 4,278,467 shares of Common Stock at an exercise price of $5.00 per share.

         CIHC and ASSOCIATED MADISON. As of September 30, 2002, each of CIHC and Associated Madison indirectly beneficially owns, exclusively through their holding company structures, 1,402,500 shares, or 7.1%, of Common Stock representing the Common Stock directly beneficially owned by TIC.

         CAI LLC and CI INC. As of September 30, 2002 each of CAI LLC and CI Inc. indirectly beneficially owns, exclusively through its holding company structure, 8,528,467 shares, or 31.8%, of the Common Stock representing the Common Stock directly beneficially owned by TIC, CAI GP and General REMI II.

         CAI GP. As of September 30, 2002, CAI GP indirectly beneficially owns 2,847,500 shares, or 13.5%, of Common Stock through its direct beneficial ownership of warrants to purchase 2,847,500 shares of Common Stock at an exercise price of $5.00 per share.

         CITIGROUP. As of September 30, 2002 Citigroup indirectly beneficially owns, exclusively through its holding company structure, 8,528,539 shares, or

                                                             Page 18 of 27 Pages

31.8%, of the Common Stock representing the Common Stock directly beneficially owned by TIC, CAI GP, General REMI II and other wholly owned subsidiaries of Citigroup.

         By reason of their relationship, TIC, CIHC, Associated Madison, CAI LLC, CI Inc. and Citigroup may be deemed to share voting and dispositive power with respect to (i) the 1,402,500 shares of Common Stock indirectly beneficially owned by TIC and (ii) the 4,278,467 shares of Common Stock directly beneficially owned by General REMI II. Citigroup and CAI GP may be deemed to share voting and dispositive power with respect to the 2,847,500 shares of Common Stock directly beneficially owned by CAI GP. Citigroup and other wholly owned subsidiaries of Citigroup may be deemed to share voting and dispositive power with respect to the 72 shares directly beneficially owned by the other wholly owned subsidiaries of Citigroup. To the best knowledge of TIC, CAI GP and Citigroup, none of the persons listed in Exhibits A, B and C, respectively, beneficially owns any securities of the Company.

         (c) To the best knowledge of the Reporting Persons, and except as described in Items 3 and 4, none of the Reporting Persons or, to the best knowledge of TIC, CAI GP or Citigroup, any person named in Exhibit A, Exhibit B or Exhibit C, respectively, has effected any transactions in the Company's Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this Schedule 13D.

         (e) As of April 1, 2002, each of Limited REMI I, TINDY, Indemnity and TPC ceased to beneficially own, directly or indirectly, any shares of Common Stock.

         Item 7.  Material to be filed as Exhibits.

         Exhibit       Description

         A        Officers and Directors of TIC.

         B        Officers and Directors of CAI GP.

         C        Officers of General REMI II.

         D        Officers and Directors of Citigroup.

         E        Joint Filing Statement pursuant to Rule 13d-1(k) of the Act.

                                                             Page 19 of 27 Pages

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 11, 2002


         The Travelers Insurance Company


         By: /s/ Joseph B. Wollard
            --------------------------------------------------
               Name:  Joseph B. Wollard
               Title:  Assistant Secretary


         Citigroup Alternative Investments Limited Real Estate Mezzanine Investments I, LLC


         By:   /s/ Duane Nelson
               -----------------------------------------------
               Name:  Duane Nelson
               Title:  Vice President


         Citigroup Alternative Investments General Real Estate Mezzanine Investments II, LLC


         By:   /s/ Duane Nelson
               -----------------------------------------------
               Name:  Duane Nelson
               Title:  Vice President


         TINDY RE Investments, Inc.


         By:   :/s/ Duane Nelson
                ----------------------------------------------
               Name:  Duane Nelson
               Title:  Vice President and Secretary

                                                             Page 20 of 27 Pages

         The Travelers Indemnity Company


         By:/s/ Paul Eddy
            --------------------------------------------------
               Name:  Paul Eddy
               Title:  Assistant Secretary


         Travelers Property Casualty Corp.


         By:   /s/ Paul Eddy
               -----------------------------------------------
               Name:  Paul Eddy
               Title:  Assistant Secretary


         Citigroup Insurance Holding Corporation


         By:/s/ Joseph B. Wollard
            --------------------------------------------------
               Name:  Joseph B. Wollard
               Title:  Assistant Secretary


         Associated Madison Companies, Inc.


         By:   /s/ Joseph B. Wollard
               -----------------------------------------------
               Name:  Joseph B. Wollard
               Title:  Assistant Secretary


         Citigroup Alternative Investments GP, LLC


         By: /s/ Millie Kim
            --------------------------------------------------
            Name:  Millie Kim
            Title:  Secretary


         Citigroup Alternative Investments, LLC


         By:   /s/ Millie Kim
            --------------------------------------------------
               Name:  Millie Kim
               Title:  Secretary

                                                             Page 21 of 27 Pages

         Citigroup Investments Inc.


         By:   /s/ Millie Kim
            --------------------------------------------------
               Name: Millie Kim
               Title:  Secretary


         Citigroup Inc.


         By:/s/ Joseph B. Wollard
            --------------------------------------------------
               Name:  Joseph B. Wollard
               Title:  Assistant Secretary